fun-gi





fun games for growing brands

Innovative content for category-leading IP

Monetization, Game Design, and Integrated Marketing for growing brands







fun-gi

Team – Monetization + Production + Growing Brands

Innovative game designs with AAA content and great IP from Day 1



Alfred Fung – CEO, fun-gi

- 6 years in monetization and user acquisition specializing in freemium casual games. Alfred holds an MBA from USC.





































M&CSAATCHI

SONY PICTURES TELEVISION

Microsoft

Pocket Gems

NEXON

mobile DELUXE games you know, done right

WHEEL OF FORTUNE

ZUMBA DANCE

SPORTS JEOPARDY!

kindle

SECTION

BAFTA

Santa Monica Studio

Disney

DreamWorks

RIOT GAMES

gearbox software

FIXER ★ UPPER
Chip & Joanna Gaines

Opportunity – Exclusive & Targeted



8.4MM Instagram Followers

#1 Show on HGTV

2.4MM Facebook Followers

4MM Viewers/Episode

525K Pinterest Followers

#1 Cable Show Upscale W25-54

25MM Viewers – 'Fixer Upper'

$150MM+ Revenue

2.1MM Viewers/Episode

Target Audience: Female Gamers, 18-54

*Sources: TVbytheNumbers, Neilsen, theFutonCritic, Forbes

Game Mechanics – Aspirational

Renovate dilapidated houses



Renovate each area of the house

Level-up Renovation Capabilities

Renovation Timers

Unlock new Renovation Capabilities

Monetization – Multiple Revenue Channels

In-App Purchases (IAP), Sponsorships & Advertising

Consumable currency

Premium currency rushes jobs

Higher levels use more time and currency

Sponsorships:
Native Advertising



Core Loop – Buy, Renovate, Sell (Repeat)

Players feel social and accomplished in business and design



(before)



(after)

Maximizing Profit
- Ever-expanding Capital encourages players to flip bigger & unique houses

Discovering Renovations
- Unlocking new materials and technologies enables players to exercise design ability

App and Games Industry Growth

Revenue in apps continues upward trend with vast majority of consumption in games.







APPENDIX

Comparable House-based Games







Design Home
- 40K+ downloads per day – US only
- Top 50 Grossing (Present)
- Grossing over $50K/day
* Good voting system, only interiors

Design this Home
- Over 7MM downloads
- Top 10 Grossing (04/2012)
- Last Update: 08/2014
* Too micro - interior design

The Sims™ FreePlay
- 40K+ downloads per day – US only
- Top 30 Grossing (Present)
- Grossing over $50K/day
* Too macro – world building

*Sources: AppAnnie and ThinkGaming

fun-gi

IP Franchise Support



BIC
TESTED. TRUSTED.
Multi purpose
SAVE $1.00
HGTV
SHOWS PHOTO LIBRARY DESIGN & DECORATE HOME GIVEAWAYS GARDEN
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MAIN VIDEOS PHOTOS EPISODES BLOG
Web-Exclusive: Season Two Outtakes & Bloopers, Pt. 1
You know those revealing on-camera interview moments with Chip and Joanna? Check out this collection of outtakes, blown takes, bloopers and raw footage.
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StateFarm
AUTO HOME LIFE BANK
800-STATE-FARM
statefarm.com
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Chip Gaines
@chippergaines
Magnolia Homes #fixerupper
89.4K FOLLOWERS
Joanna Gaines
@TheMagnoliaMom
Renovator, Designer, Shop ow us on HGTV's Fixer Upper.
Waco, Texas
190 FOLLOWING
117.4K
Tweets
Joanna Gaines
1.1k Pins
24 Likes
218k Followers
20 Following
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HGTV Fixer Upper Season 1
Paint Colors as Seen On Fix...
JOANNAGAINES
1093 posts
646k followers
195 following
FOLLOWING
Joanna Stevens Gaines
Fixer Upper HGTV. Wife. Mom. Renovator. Designer. Shop owner. Homebody. HGTV's Fixer Upper | Thursdays
shop.magnoliahomes.net

- Website, banners & video
- In-show bumper
- TV (linear) media with Scripps Networks
- Social media
    - Facebook, Instagram, Pinterest, Twitter

Product Roadmap

Two additional game designs: matchmaking RPG and strategy snake







Mission and Philosophy

Mission – creating premium games for growing brands to:

1. Open up new revenue streams in mobile

2. Enrich heart share for the brand

Philosophy – building with purpose, fun, and design



Keys to Success



Teams
- Connect IP with game development by aligning the brand, the content creation, and the marketing.

Great IP
- Alleviating user acquisition costs with existing audience, platform feature, and marketing partnership with IP-holder.

Quality Games
- Designing a fun experience that makes players recognize and desire worthwhile monetization events.